SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 000-50831

Regions Financial Corporation 401(k) Plan

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Full title of plan and the address of plan)

Regions Financial Corporation

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE – (MODIFIED CASH BASIS)

Regions Financial Corporation 401(k) Plan (formerly

AmSouth Bancorporation Thrift Plan)

For the Years Ended December 31, 2008 and 2007

with Report of Independent Registered Public Accounting Firm

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Audited Financial Statements and Supplemental Schedule –

(Modified Cash Basis)

For the Years Ended December 31, 2008 and 2007

Ernst & Young LLP Suite 1200 1901 Sixth Avenue North Birmingham, AL 35203 Tel: + 205 251 2000 Fax: +1 205 226 7470 www.ey.com

Report of Independent Registered Public Accounting Firm

The Benefits Management Committee

Regions Financial Corporation 401(k) Plan (formerly AmSouth Bancorporation Thrift Plan)

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Regions Financial Corporation 401(k) Plan (formerly AmSouth Bancorporation Thrift Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 26, 2009

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2008	2007
Assets
Investments, at fair value	$700,492,827	$413,562,768
Dividends receivable	1,722,904	2,147,491

Net assets available for benefits, at fair value	702,215,731	415,710,259

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(2,432,983)	613,803

Net assets available for benefits	$699,782,748	$416,324,062

See accompanying notes.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year Ended December 31
	2008	2007
Additions
Contributions from employer	$37,794,326	$19,610,539
Contributions from participants	55,568,096	31,024,113
Rollovers and transfers	2,838,902	1,762,810
Dividend and interest income	30,447,749	32,544,681
Transfer from affiliated plan	649,957,112	—

Total additions	776,606,185	84,942,143

Deductions
Payments to participants	120,155,307	58,852,774
Administrative expenses	757,460	385,961
Net depreciation in fair value of investments	372,234,732	89,237,273

Total deductions	493,147,499	148,476,008

Net increase (decrease)	283,458,686	(63,533,865)

Net assets available for benefits
Beginning of year	416,324,062	479,857,927

End of year	$699,782,748	$416,324,062

See accompanying notes.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Regions Financial Corporation 401(k) Plan (the Plan) (formerly AmSouth Bancorporation Thrift Plan) provides only general information about the Plan’s provisions. Regions Financial Corporation (the Company) is the Plan sponsor and the Benefits Management Committee is the Plan administrator. Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.

General

The Plan is a defined contribution plan covering certain employees of the Company and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 1, 2008, the Regions Financial Corporation 401(k) Plan was merged into the Regions Financial Corporation – AmSouth Bancorporation Thrift Plan, which was renamed the Regions Financial Corporation 401(k) Plan. Refer to Note 8 “Plan Merger and Transfer of Plan Assets” for further discussion.

Contributions

Each year, participants may contribute up to a total of 80% of pre-tax and/or after-tax annual compensation, as defined in the Plan document, subject to IRS limitations. Participants may also rollover amounts representing distributions from other defined contribution plans. All employees who are eligible to make elective deferrals and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions. The Company first matches dollar for dollar on the participants’ pre-tax contributions and then 50% of after-tax contributions, up to 6% of total compensation. A year of service is required to be eligible for the Company match. Refer to Note 9 “Subsequent Event” for further discussion regarding the Company match contributions.

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options at any time. Company contributions are initially invested in the Regions Stock Fund and can be redirected by the participants at any time at their discretion.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and is charged with an allocation of recordkeeping expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation stock allocated to the participants’ stock accounts as of the record date. There are no non-participant directed investments within the Plan.

Eligibility and Vesting

Effective January 1, 2007, all employees except highly compensated employees are eligible to participate on their date of hire, and highly compensated employees are eligible to participate after one year of service. Effective January 1, 2008, all employees other than seasonal or leased employees are eligible to participate in the Plan. Participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon.

Participant Loans

For loans made prior to April 1, 2008, participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 2-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through biweekly payroll deductions.

Effective April 1, 2008, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of eligible employee contributions or $50,000 reduced by the highest outstanding loan balance during the prior twelve-month period. Eligible employee contributions are pre-tax employee contributions, after-tax employee contributions, rollover contributions and qualified non-elective contributions. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. All loans must be repaid within 5 years. A participant may not have more than one loan outstanding at any point in time. The loans

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

are secured by the balance in the participant’s account and bear a fixed interest rate of one percent (1%) above the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through biweekly payroll deductions. Upon termination of employment, a participant may have a grace period of 60 days from date of termination to repay the outstanding loan amount. If the loan is not repaid after 60 days it will automatically be treated as a distribution to the participant.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. As of December 31, 2008 and 2007, $9,764 and $127,624 included in net assets available for benefits, respectively, had been requested, approved and processed for payment but not yet paid.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, non-vested participants become 100% vested in their accounts. Refer to Note 9 “Subsequent Event” for further discussion regarding the Company match contributions.

Administrative Expenses

The Company pays for all legal, accounting and other services on behalf of the Plan, other than recordkeeping fees which are paid for by the Plan, as provided by the Plan’s provisions. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Investment Valuation and Income Recognition

The Plan’s investments included in the Regions Common Stock Fund and Regions Stable Principal Fund are stated at fair value. The shares of mutual funds and common stock in the Regions Common Stock Fund are valued at quoted market prices in an active market on the last business day of the Plan year. The collective investment trust fund of the Plan consists of the Regions Stable Principal Fund which distributes income in the form of units, and provides a constant unit redemption value. Regions Stable Principal Fund invests in fully benefit-responsive investment contracts. These investment contracts are fully benefit responsive and are presented at fair value in accordance with FASB Staff Position (FSP) AAG INV-1 and Statement of Position (SOP) 94-4-1 based on the fair value of the underlying investments. An adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Refer to Note 4 “Fair Value of Financial Instruments” for further discussion.

Participant loans and other investments are valued at their outstanding balance, which approximates fair value.

Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend and interest income. Purchases and sales are recorded on a trade date basis.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

The Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157), as of January 1, 2008. FAS 157 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. Refer to Note 4 “Fair Value of Financial Instruments” for further discussion.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Use of Estimates

The preparation of the financial statements in conformity with the basis of accounting described above requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased, sold, and held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Depreciation in Fair Value of Investments
	Year Ended December 31
	2008	2007
Regions Common Stock Fund	$(197,285,608)	$(75,974,464)
Mutual Funds	(174,949,124)	(13,262,809)

Total	$(372,234,732)	$(89,237,273)

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2008		2007
Regions Stable Principal Fund (contract value) *	$163,024,542		$76,831,644
Regions Common Stock Fund	144,457,390		138,574,796
Regions Morgan Keegan Select Balanced Fund	103,441,883		—
Regions Morgan Keegan Select Growth Fund	44,772,884		—
Pioneer Fund	(a	)	25,302,870

(a)	Represents less than 5% of the Plan’s net assets available for benefits.
*	The fair value of the Plan’s investment in the Regions Stable Principal Fund was $165,457,525 and $ 76,217,841 at December 31, 2008 and 2007, respectively.

At December 31, 2007, $118,749,069 was invested in various Pioneer Mutual Funds which represented approximately 29% of the Plan’s net assets, none of which were investment options at December 31, 2008.

4. Fair Value of Financial Instruments

The Plan adopted FAS 157 as of January 1, 2008. In addition, the Plan adopted FSP 157-3 upon its issuance in October 2008.

FAS 157 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). Under FAS 157, a fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. FAS 157 requires disclosures that stratify financial asset amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

•

Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

•

Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

•

Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company’s own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Investments held in the Plan primarily consist of a collective investment trust fund, equity securities (primarily Regions Financial Corporation common stock and mutual funds), and loans to participants. These assets are recorded at fair value on a recurring basis. Below is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used during the current year.

Equity Securities and Mutual Funds: The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurements, for valuing equity securities and mutual funds.

Collective Investment Trust Fund: The collective investment trust fund (CIT) in the Plan consists of the Regions Stable Principal Fund. The fair value of the Regions Stable Principal Fund is calculated based on the pro-rata share of the CIT’s total fair value. The CIT’s total fair value is based on the fair value of the underlying securities based upon the custodian’s valuation, or Level 2 measurements.

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

Loans to Participants and Life Insurance: Participant loans and life insurance are valued at their outstanding balance, which approximates fair value, or Level 3 measurements, as there is no market observable price.

The following table presents investments measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Fair Value
Collective investment trust fund	$—	$165,457,525	$—	$165,457,525
Common stock fund	144,457,390	—	—	144,457,390
Mutual funds	379,817,330	—	—	379,817,330
Loans to participants and life insurance	—	—	10,760,582	10,760,582

Assets in all levels could result in volatile and material price fluctuations. Realized and unrealized gains and losses on Level 3 assets represent only a portion of the risk to market fluctuations in the Plan’s Statements of Net Assets Available for Benefits.

Level 3 Gains and Losses

The following table illustrates a rollforward for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Loans to Participants and Life Insurance
Beginning balance, January 1, 2008	$—
Realized gain/(losses)	13,409
Unrealized gains/(losses) related to assets still held at the reporting date	—
Purchases, sales, issuances, and settlements, net	(1,575,619)
Transfers in and/or out of Level 3	12,322,792

Ending balance, December 31, 2008	$10,760,582

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

5. Transactions with Parties-in-Interest

Regions Bank (an affiliate of the Company) dba Regions Morgan Keegan Trust (RMK) serves as corporate trustee of the Plan. Participants can direct how their contributions are invested within the Plan.

During the years ended December 31, 2008 and 2007, a substantial amount of the investment transactions were with the Regions Collective Investment Trust – Stable Principal Fund (an affiliate of the Company) and the Regions Common Stock Fund (an affiliate of the Company). In addition, during the year ended December 31, 2008, a substantial amount of the investment transactions were with Regions Morgan Keegan Select Funds (an affiliate of the Company). During the year ended December 31, 2007, a substantial amount of the investment transactions were with Pioneer Mutual Funds.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 30, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Net assets available for benefits per the financial statements	$699,782,748	$416,324,062
Amounts allocated to withdrawn participants	(9,764)	(127,624)

Net assets available for benefits per the Form 5500	$699,772,984	$416,196,438

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

Notes to Financial Statements (continued)

7. Differences between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Benefits paid to participants per the financial statements	$120,155,307	$58,852,774
Add: Amounts allocated on Form 5500 to withdrawn participants	9,764	127,624
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2007 and 2006, respectively	(127,624)	(958,555)

Benefits paid to participants per the Form 5500	$120,037,447	$58,021,843

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been requested, approved and processed for payment, but not yet paid, prior to year-end.

8. Plan Merger and Transfer of Plan Assets

In accordance with the resolution of the Benefits Management Committee, the plan formerly known as the Regions Financial Corporation 401(k) Plan was merged into Regions Financial Corporation – AmSouth Bancorporation Thrift Plan effective April 1, 2008. In conjunction with the resolution, Regions Financial Corporation – AmSouth Bancorporation Thrift Plan was renamed the Regions Financial Corporation 401(k) Plan. The transfer of $649,957,112 representing the fair value of the net assets occurred on April 1, 2008, and is shown as an addition on the Statements of Changes in Net Assets Available for Benefits. Legal custody of the assets is deemed to have been transferred on that date.

9. Subsequent Event

In accordance with the provisions of the Plan, the Benefits Management Committee elected to amend the Plan, temporarily suspending employer matching contributions effective with the pay period beginning April 1, 2009.

Supplemental Schedule

Regions Financial Corporation 401(k) Plan

(formerly AmSouth Bancorporation Thrift Plan)

EIN: 63-0589368        Plan Number: 012

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Collective investment trust fund:
*	Regions Bank	Stable Principal Fund	*	*	$163,024,542	***

	Common stock fund:
*	Regions Financial Corporation	Common Stock Fund	*	*	144,457,390

	Mutual funds:
	Pioneer	Pioneer Fund	*	*	30,316,412

	Vanguard	Strategic Equity Fund	*	*	1,019,010
		Windsor II Fund	*	*	2,705,477
		Institutional Index Fund	*	*	11,763,291

	Dodge & Cox	International Stock Fund	*	*	29,536,591
		Income Fund	*	*	20,628,480

*	Regions Morgan Keegan Select	Balanced Fund	*	*	103,441,883
		Fixed Income Fund	*	*	11,364,158
		Growth Fund	*	*	44,772,884
		Value Fund	*	*	34,661,864
		Mid Cap Growth Fund	*	*	28,475,902

*	Helios Select	High Income Fund	*	*	610,810
		Intermediate Bond Fund	*	*	350,073
		Short Term Bond Fund	*	*	884,715

	T. Rowe Price	Institutional LA Fund	*	*	1,668,405
		Retirement 2005 Fund	*	*	558,244
		Retirement 2010 Fund	*	*	1,396,015
		Retirement 2015 Fund	*	*	1,401,889
		Retirement 2020 Fund	*	*	2,470,887
		Retirement 2025 Fund	*	*	1,818,028
		Retirement 2030 Fund	*	*	2,004,535
		Retirement 2035 Fund	*	*	823,434
		Retirement 2040 Fund	*	*	825,770
		Retirement 2045 Fund	*	*	288,053
		Retirement 2050 Fund	*	*	94,411
		Retirement 2055 Fund	*	*	215,894
		Retirement Income Fund	*	*	745,156

	CRM	Small/Mid Cap Value Fund	*	*	25,298,227

	PIMCO	All Asset Fund	*	*	2,239,032

	Dreyfus	Boston Small/Mid Cap Growth Fund	*	*	17,437,800

*	Loans to participants	Interest rate ranges from 3.90% to 10.50%	*	*	10,702,874

*	Participant life insurance		*	*	57,708

	Total				$698,059,844

*	Represents a party-in-interest
**	Column (d) has not been presented, as this information is not required.
***	Investment shown at contract value, with corresponding fair value totaling $165,457,525

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONS FINANCIAL CORPORATION 401(k) PLAN

REGIONS BANK, TRUSTEE

Date: June 26, 2009	By:	/s/ Barbara H. Watson
Barbara H. Watson
Vice President

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT
23	Consent of Independent Registered Public Accounting Firm